Federated Funds
Fidelity Bond Filing
Joint Insureds Agreement and Amendment

Contents of Submission:

1) Copy of the Investment Company Bond ("Bond") received on January 16, 2014 as required by Rule 17g-1 (g) (1) (ii) (a);*

2) Copy of the National Union Fire Insurance Company of Pittsburgh, PA Follow Form Bond received on March 5, 2014 as required by Rule 17g-1 (g) (1) (ii) (a);**

3) Copy of the resolutions of a majority of the Federated Funds' Independent Trustees and Executive Committee of the Federated Funds approving the amount, type, form and coverage of the Bond, and the portion of the premium to be paid by such company as required by Rule 17g-1 (g) (1) (ii) (b);*

4) Copy of a statement showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under a joint insured bond as required by Rule 17g-1 (g) (1) (ii) (c);

5) As required by Rule 17g-1 (g) (1) (ii) (d), the period for which premiums have been paid is October 1, 2013 to October 1, 2014; and

6) Copy of the agreement and amendment thereto between the investment company and all of the other named insureds as required by Rule 17g-1 (g) (1) (ii) (e) and Rule 17g-1 (f).

* Incorporated by reference to the Fidelity Bond filing submitted on January 27, 2014.
**Incorporated by reference to the Fidelity Bond filing amendment submitted on March 13, 2014.

JOINT INSUREDS AGREEMENT

Cash Trust Series, Inc.; Cash Trust Series II; Edward Jones Money Market Fund; Federated Adjustable Rate Securities Fund; Federated Core Trust; Federated Core Trust II, L.P.; Federated Core Trust III; Federated Enhanced Treasury Income Fund; Federated Equity Funds; Federated Equity Income Fund, Inc.; Federated Fixed Income Securities, Inc.; Federated GNMA Trust; Federated Government Income Securities, Inc.; Federated High Income Bond Fund, Inc.; Federated High Yield Trust; Federated Income Securities Trust; Federated Income Trust; Federated Index Trust; Federated Institutional Trust; Federated Insurance Series; Federated Intermediate Government Fund, Inc.; Federated International Series, Inc.; Federated Investment Series Funds, Inc.; Federated Managed Allocation Portfolios; Federated Managed Pool Series; Federated MDT Series; Federated Municipal Securities Fund, Inc.; Federated Municipal Securities Income Trust; Federated Premier Intermediate Municipal Income Fund; Federated Premier Municipal Income Fund; Federated Short-Intermediate Duration Municipal Trust; Federated Stock and

Bond Fund; Federated MDT Stock Trust; Federated Total Return Series, Inc.; Federated Total Return Government Bond Fund; Federated U.S. Government Bond Fund; Federated U.S. Government Securities Fund: 1-3 Years; Federated U.S. Government Securities Fund: 2-5 Years; Federated World Investment Series, Inc.; Intermediate Municipal Trust; Money Market Obligations Trust; (hereinafter referred to as the "Parties") do hereby enter into this Agreement to be effective October 1, 2010, and agree as follows:

W I T N E S E T H :

WHEREAS, the Parties have procured a joint insured fidelity bond program from Great American Insurance Company, National Union Fire Insurance Company of Pittsburgh, PA, Chartis and Westchester Fire Insurance Co. (ACE USA), which the parties have approved in form and amount (hereinafter referred to as "the Bond");

WHEREAS, the Parties procured the Bond for the purpose of protecting their respective assets against events of loss, theft or misappropriation by their respective officers and employees; and

WHEREAS, the Parties hereto desire to enter into an agreement so as to be in compliance with 17 CFR 270.17g-1(f).

NOW THEREFORE, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.   In the event recovery is received under the Bond as a result of a loss sustained by any registered management investment company that is named in the Bond and one or more of the other Parties to the Bond, the registered investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage as provided, by 17 CFR 270.17g-1(d)(1).

2.   Registered management investment companies, collective investment funds, and investment companies exempt from registration under the Investment Company Act of 1940, or series thereof, which become effective in the future, and future established series of registered management investment companies, collective investment funds, or investment companies exempt from registration under the Investment Company Act of 1940, which are currently Parties, are hereafter referred to as "Future Funds". Such Future Funds which are advised and/or distributed and/or administered by companies which are subsidiaries or affiliates of Federated Investors, Inc. may undertake action to become parties to the Bond by executing a counterpart signature page to this Agreement.

3.	This Agreement may be amended or modified by a written agreement executed by the Parties.

4.	This Agreement shall be construed and the provisions thereof interpreted in accordance with the laws of Pennsylvania.

5.	This Agreement constitutes the entire agreement among the parties hereto and supersedes any prior agreement with respect to the subject hereof, whether oral or written, among any or all of the parties.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in their names and on their behalf under their seals by and through their duly authorized officers, as of the day and year first above written.

Cash Trust Series, Inc.
Cash Trust Series II
Edward Jones Money Market Fund
Federated Adjustable Rate Securities Fund
Federated Core Trust
Federated Core Trust II, L.P.
Federated Core Trust III
Federated Enhanced Treasury Income Fund
Federated Equity Funds
Federated Equity Income Fund, Inc.
Federated Fixed Income Securities, Inc.
Federated GNMA Trust
Federated Government Income Securities, Inc.
Federated High Income Bond Fund, Inc.
Federated High Yield Trust

Federated Income Securities Trust
Federated Income Trust
Federated Index Trust
Federated Institutional Trust
Federated Insurance Series
Federated Intermediate Government Fund, Inc.
Federated International Series, Inc.
Federated Investment Series Funds, Inc.
Federated Managed Allocation Portfolios
Federated Managed Pool Series
Federated MDT Series
Federated Municipal Securities Fund, Inc.
Federated Municipal Securities Income Trust
Federated Premier Intermediate Municipal Income Fund
Federated Premier Municipal Income Fund
Federated Short-Intermediate Duration Municipal Trust
Federated Stock and Bond Fund
Federated MDT Stock Trust
Federated Total Return Series, Inc.
Federated Total Return Government Bond Fund
Federated U.S. Government Bond Fund
Federated U.S. Government Securities Fund: 1-3 Years
Federated U.S. Government Securities Fund: 2-5 Years
Federated World Investment Series, Inc.
Intermediate Municipal Trust
Money Market Obligations Trust

/s/ John W. McGonigle
John W. McGonigle, Secretary

Federated Joint Insured's Agreement
Amendment #1
Dated <u>January 31, 2011</u>

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	**Effective Date**
CHANGE Federated Stock & Bond Fund to Federated Asset Allocation Fund	1/31/2011

/s/ John W. McGonigle
John W. McGonigle, Secretary

Federated Joint Insured's Agreement
Amendment #2
Dated <u>February 10, 2012</u>

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	Effective Date
DELETE Federated Managed Allocation Portfolios	11/18/2011

<u>   /s/ John W. McGonigle   </u>
John W. McGonigle, Secretary

Federated Joint Insured's Agreement
Amendment #3
Dated <u>August 24, 2012</u>

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

<u>Entity Name</u>	<u>Effective Date</u>
DELETE Federated U.S. Government Bond Fund	8/24/2012

<u>   /s/John W. McGonigle   </u>

John W. McGonigle, Secretary

Federated Joint Insured's Agreement
Amendment #4
Dated <u>12/12/2012</u>

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

<u>**Entity Name**</u>   <u>**Effective Date**</u>

CHANGE Federated Asset Allocation Fund to Federated Global Allocation Fund   12/12/2012

_____/s/John W. McGonigle_____
John W. McGonigle, Secretary

Federated Joint Insured's Agreement
Amendment #5
Dated 6/13/2014

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	**Effective Date**
DELETE Federated Intermediate Government Fund, Inc.	6/13/2014

           /s/John W. McGonigle
             John W. McGonigle, Secretary

Federated Joint Insured's Agreement
Amendment #6
Dated 9/19/2014

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	**Effective Date**
DELETE Federated Treasury Cash Series II	9/19/2014

           /s/John W. McGonigle

John W. McGonigle, Secretary

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
For September 30, 2014

Fund	Monthly Average Net Assets	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.
Cash Trust Series, Inc.			
GCS	$2,367,104,702		
MCS	$312,977,290		
PCS	$2,952,563,511		
TCS	$2,233,435,278		
		$8,023,402,397	$2,500,000
Edward Jones Money Market Fund			
JONES	$14,236,766,023		
		$14,521,501,343	$2,500,000
Federated Adjustable Rate Securities Fund			
FARSF	$714,251,904		
		$728,536,942	$900,000
Federated Core Trust			
HYCORE	$2,518,272,377		
BLCORE	$565,676,006		
MBCORE	$1,723,030,439		
		$4,903,118,398	$2,500,000
MBCORE is a Blended Fund and its assets are also counted in participating Federated Funds			
Federated Core Trust II, LP			
EMCORE	$935,652,684		
		$954,365,738	$1,000,000
Federated Core Trust III			
FPTFF	$478,552,733		
		$488,123,788	$750,000
Federated Enhanced Treasury Income Fund			
FETIF	$126,130,170		
		$128,652,773	$525,000
Federated Equity Funds			
FICF	$402,628,238		
FKLCF	$1,685,029,570		
FMMGSF	$367,261,240		
FKAUF	$5,677,392,997		

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
For September 30, 2014

Fund	Monthly Average Net Assets	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.
FKSCF	$732,089,879		
FISVF	$916,884,000		
FCSVF	$697,989,582		
FCVF	$1,022,022,025		
FPBF	$449,523,131		
FEMEF	$10,673,905		
FMRF	$4,462,803		
FSVF	$9,042,791,121		
FARF	$210,896,700		
		$21,644,038,095	$2,500,000
Federated Equity Income Fund, Inc.			
FEIF	$1,650,132,672		
		$1,683,135,325	$1,500,000
Federated Fixed Income Securities, Inc.			
FMUSF	$3,503,182,705		
SIF	$1,111,648,899		
		$4,707,128,236	$2,500,000
Federated GNMA Trust			
FGNMA	$305,037,804		
		$311,138,560	$750,000
Federated Government Income Securities, Inc.			
GISI	$251,267,448		
		$256,292,797	$750,000
Federated High Income Bond Fund, Inc.			
FHIBF	$1,101,795,384		
		$1,123,831,292	$1,250,000
Federated High Yield Trust			
FHYT	$705,176,765		
		$719,280,300	$900,000
Federated Income Securities Trust			
FRRBF	$43,086,887		
FCIF	$2,509,332,340		
FUSG	$427,355,734		
FMSAF	$970,384,642		

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
For September 30, 2014

Fund	Monthly Average Net Assets	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.
FPDBF	$101,525,324		
FRSIF	$676,258,486		
FUNBF	$18,790,276		
FICBF	$270,071,064		
FSTIF	$1,404,713,536		
		$6,549,948,655	$2,500,000
Federated Income Trust			
FIT	$317,532,119		
		$323,882,761	$750,000
Federated Index Trust			
MDCF	$1,060,263,435		
MXCF	$611,572,551		
		$1,705,272,706	$1,500,000
Federated Institutional Trust			
FSITRBF	$248,151,362		
FIHYBF	$3,457,942,507		
FGUSF	$1,065,807,649		
		$4,867,339,548	$2,500,000
Federated Insurance Series			
IFMTR	$217,712,646		
IFHIBF	$353,316,655		
IFKAUF	$120,241,897		
IFPMF	$139,257,881		
IFQBF	$260,893,125		
IFMVF	$619,995,752		
IFUSG	$191,553,536		
		$2,435,950,101	$1,700,000
Federated International Series Inc.			
FIBF	$60,758,759		
		$61,973,934	$400,000
Federated Investment Series Fund, Inc.			
FBF	$1,510,582,625		
		$1,540,794,278	$1,500,000

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
For September 30, 2014

Fund	Monthly Average Net Assets	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.
Federated Managed Pool Series			
FMSP	$62,713,482		
FIBSP	$12,133,791		
FHYSP	$26,583,098		
FCP	$64,799,621		
		$169,554,592	$600,000
Federated MDT Series			
FMACC	$153,635,754		
FMBF	$141,778,786		
FMLCG	$86,641,913		
FMSCC	$29,706,368		
FMSCG	$73,234,332		
		$494,697,096	$750,000
Federated Municipal Securities Fund, Inc.			
FMSF	$400,605,414		
		$408,617,522	$750,000
Federated Municipal Securities Income Trust			
FMHYAF	$533,626,365		
MIIMT	$122,774,247		
NYMIF	$30,390,151		
OHMIF	$177,983,270		
PAMIF	$221,432,443		
		$1,107,930,606	$1,250,000
Federated Premier Municipal Income Fund			
FPMIF	$94,347,954		
		$96,234,913	$450,000
Federated Premier Intermediate Municipal Income Fund			
FPIMIF	$101,164,544		
		$103,187,835	$525,000

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
For September 30, 2014

Fund	Monthly Average Net Assets	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.
Federated-Short Intermediate Duration Municipal Trust			
FSIDMT	$1,152,949,190		
		$1,176,008,174	$1,250,000
Federated Global Allocation Fund			
FGALF	$428,554,501		
		$437,125,591	$750,000
Federated MDT Stock Trust			
FMST	$465,285,261		
		$474,590,966	$750,000
Federated Total Return Government Bond Fund			
FTRGBF	$692,985,446		
		$706,845,155	$900,000
Federated Total Return Series, Inc.			
FMF	$182,475,312		
FTRBF	$5,526,522,098		
FUSBF	$3,060,826,178		
		$8,945,220,060	$2,500,000
Federated U.S. Government Securities Fund: 1-3 Years			
GOV1-3	$296,200,163		
		$302,124,166	$750,000
Federated U.S. Government Securities Fund: 2-5 Years			
GOV2-5	$493,484,728		
		$503,354,423	$900,000
Federated World Investment Series, Inc.			
FILF	$1,692,147,074		
FEMDF	$141,350,642		
FISCF	$201,009,006		
		$2,075,196,856	$1,700,000

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
For September 30, 2014

Fund	Monthly Average Net Assets	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.
Intermediate Municipal Trust			
IMT	$89,228,748		
		$91,013,323	$450,000
Money Market Obligations Trust			
ACMT	$1,393,123,486		
AGCR	$239,417,674		
AGMT	$86,074,895		
CMCT	$600,352,537		
CTMCT	$109,518,884		
FCRF	$11,786,453,585		
FGRF	$12,179,366,287		
FLMCT	$153,017,781		
FMUTR	$625,130,875		
FMT	$112,882,927		
FTFT	$55,065,795		
GAMCT	$189,001,754		
GOF	$28,016,975,854		
GOTMF	$5,151,986,707		
LIB	$124,399,713		
MAMCT	$233,732,375		
MIMCT	$128,856,779		
MMM	$1,548,857,161		
MNMCT	$145,869,395		
MOF	$2,749,431,466		
NCMCT	$211,711,710		
NJMCT	$217,001,195		
NYMCT	$868,618,382		
OHMCT	$299,909,583		
PAMCT	$276,860,766		
PCOF	$16,011,623,242		
POF	$35,623,076,507		
PVOF	$7,663,476,290		
TFMM	$3,802,648,613		
TFOF	$6,617,354,334		
TOF	$25,617,326,063		

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
For September 30, 2014

Fund	Monthly Average Net Assets	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.
TTO	$135,540,789		
USTCR	$17,112,975,545		
VAMCT	$379,133,740		
		$184,076,108,143	$2,500,000
TOTALS:	273,377,958,224.00	$278,845,517,388	$48,450,000

COVERAGE FOR FEDERATED FUNDS

Current Coverage:

$50,000,000

Coverage Cushion: 3.10%

$1,550,000

*ANA multiplied by 102% to approximate gross assets.
 Liabilities are generally 2% of gross assets.

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW
For September 30, 2014

Note: The following funds are not required to maintain Fidelity Bond coverage under Reg. 270.17g-1.

    CPF   Capital Preservation Fund

Federated International Funds PLC
    FHIAF   Federated High Income Advantage Fund
    FSTSF   Federated Short-Term U.S. Government Securities Fund
    FSTPF   Federated Short-Term U.S. Prime Fund
    FSTTF   Federated Short-Term U.S. Treasury Securities Fund
    FUSTR   Federated U.S. Total Return Bond Fund
    FSVEF   Federated Strategic Value Equity Fund
    FMDTAC   Federated MDT All Cap U.S. Stock Fund
    FEMGD   Federated Emerging Markets Global Debt Fund

The LVM Funds, dba: Federated Unit Trust
    LVMEA   Europa-Aktien
    LVMPF   Profutur
    LVMER   Euro-Renten
    LVMIR   Inter-Renten
    LVMIA   Inter-Aktein
    LVMEK   Euro-Kurzlaufer
    LVMPB   Pro Basis

TexPool Separate Account (TXPOOL)
TexPool Prime Separate Account (TXPRIM)

Federated CBO, Ltd. II (Durbiano/Delserone) (FCBOII)

Florida Local Government Investment Pool A Separate Account (LGIPA)

Fort Duquesne CDO 2006, Ltd. (Bauer)

Federated InterContinental Collective Fund (CFFICF)

Institutional Fixed Income Fund (IFIF)

International Strategic Value Dividend SMA Agrt. (ISVD)

Global Strategic Value Dividend SMA Agrt.

Federated Clover Non-Registered Funds
Clover Capital Multi Cap Value Equity Common Fund, LLC
Clover Capital Mid Cap Value Equity Common Fund, LLC
Clover Capital Enhanced Small Cap Value Equity Common Fund, LLC
Clover Capital Core Fixed Income Common Fund, LLC
Clover Capital Multi Cap Value Equity Fund Group Trust
Clover Capital Core Fixed Income Fund Group Trust
Clover Absolute Return Fund, LLC
Clover MicroMax Fund, LLC
Clover Focus Series: Income Plus Fund, L.P.

Federated MDTA LLC - Non-Registered Funds
Optimum Q - Market Neutral LLC

Federated MDT All Cap Core Collective Fund (CFMACC)

Federated Cash Management Funds
FSSPF   Federated Short-Term Sterling Prime Fund
FSEPF   Federated Short-Term Euro Prime Fund
FSCPF   Federated Sterling Cash Plus Fund
FPRUP   Federated US Dollar Cash Plus Fund
FPREP   Federated Euro Cash Plus Fund
FPRSB   Federated Sterling Short Duration Bond Fund
FPRUB   Federated US Dollar Short Duration Bond Fund
FPREB   Federated Euro Short Duration Bond Fund

Massachusetts Government Funds
MACP   MMDT Cash Portfolio
MAST   MMDT Short Term Bond Portfolio

Note: The following maintain their own Fidelity Bond coverage.
U.S. Trust Company of New York/Excelsior Funds